Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

September 12, 2013	NR 13 - 7

Animas updates on Ejido Election and Santa Gertrudis

Animas Resources Ltd. (TSX.V: ANI) is pleased to announce that during July the Seis de Enero Ejido at Santa Gertrudis elected a new group of senior Ejido officers. Animas is committed to working with the new officers to ensure that the Santa Gertrudis Gold Project will advance and that the ejido members will benefit as the project moves forward. In accordance with this plan, the Company plans to make the 2013 rental payment for the heap leach area in the very near future. All previous payments under the existing surface access agreement have been made to the Ejido and those payments that Animas had previously paid into court have been released upon the Ejido signing court documents indicating that the current surface access agreement is in good standing with the Ejido.

Animas' longer term plan is to bring the project back into production, and towards this end, the Company will continue working with the Ejido towards finalizing a new surface agreement that will allow for future gold mining operations.

In line with the Company's plans to bring the project back into production, Animas has been talking to several significant mining companies about possible joint venture production funding scenarios. To date, multiple project tours have been given, confidentiality agreements signed, and data transferred and reviewed. These discussions are at an early stage, and Animas also continues to look at options to internally move the project towards production.

John R. Wilson, President and CEO commented that “the Ejido relations have much improved and the pirate miner has disappeared but there is still work to be done to improve community relations and advance the project at a much faster rate than over the past year, and Animas is committed to doing just that.”

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and the President and CEO of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.